APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Screamin' Trees Farm LLC

Financial Statements and Report

November 18, 2021 - December 31, 2021

Table of Contents



Independent Accountant's Review Report

Jeffrey Bugay
Screamin' Trees Farm LLC
Rutland, VT

We have reviewed the accompanying financial statements of Screamin' Trees Farm LLC (the LLC), which comprise the balance sheet as of December 31, 2021, and the related statements of income, changes in members' equity, and cash flows for the period then ended (since incorporation on November 18, 2021), and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the LLC's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with *Statements on Standards*

for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Screamin' Trees Farm LLC (the company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the LLC will continue as a going concern. As discussed in Note 3 to the financial statements, the LLC is not yet operating and does not have access to capital, outside of funding from its ownerand has stated that substantial doubt exists about the llc's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.



_____

Philip Debaugh, CPA

OWINGS MILLS, MD
January 21, 2022


Screamin' Trees Farm LLC

Balance Sheet

As of December 31, 2021


	2021
	$
Assets	
Current Assets	
Cash and cash equivalents	
Total Current Assets	
Total Assets	
Liabilities & Members' Equity	
Liabilities	
Current Liabilities	
Total Current Liabilities	
Total Liabilities	
Common stock	
Total Equity	
Total Liabilities & Members' Equity	

Screamin' Trees Farm LLC
Statement of Income
For the period ended December 31, 2021

	2021
	$
Revenues	
Cost of Revenues	
Gross Profit (Loss)	
Operating Expenses	
Net Income (Loss)	

Screamin' Trees Farm LLC

Statement of Changes in Members' Equity

For the period ended December 31, 2021

	Additional Paid-In Capital	Retained Earnings	Total Members' Equity
	$ -	$ -	$ -
Balance at November 18, 2021	-	-	-
Net income (loss)	-	-	-
Balance at December 31, 2021	-	-	-

6

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Screamin' Trees Farm LLC
Statement of Cash Flows
For the period ended December 31, 2021

	2021 $
Cash Flows	
Cash Flows From Operating Activities	
Net income (loss)	-
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities	-
(Increase) decrease in operating assets, net of effects of businesses acquired	-
Increase (decrease) in operating liabilities, net of effects of businesses acquired	-
Cash flows from operating activities related to discontinued operations	-
Net Cash Provided by (Used in) Operating Activities	-
Cash Flows from Investing Activities	-
Cash Flows from Financing Activities	-
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	-
Cash, cash equivalents, and restricted cash at beginning of year	-
Cash, Cash Equivalents, and Restricted Cash at End of Year	-

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

Screamin' Trees Farm LLC
Notes to the Financial Statements
For the period ended December 31, 2021

1. Summary of significant accounting policies

a. Nature of operations

Screamin' Trees Farm LLC (the company) is a limited liability company organized in the state of Vermont on November 18, 2021. The company was organized for purposes of establishing a cannabis cultivation operation. The company has not yet begun operation but plans for cultivation in September 2022 and sales to start in April of 2023. The Company plans to issue a securities offering under Regulation CF. The securities offering will be listed with an approved and qualified funding portal and they will receive compensation for the listing commensurate with its standard terms. The Company expects to begin accepting investments upon filing these the required Form C with the US Securities and Exchange Commission.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Income taxes

The Company is a limited liability company taxed as a pass through entity. The accompanying financials statements do not include a provision, benefit, liability, or refund receivable for federal and state income taxes because the members are taxed individually on their share of the limited liability company earnings. The Company files tax returns in the state of Vermont.

e. Comprehensive income

Screamin' Trees Farm LLC
Notes to the Financial Statements
For the period ended December 31, 2021

The company does not have any comprehensive income items other then net income.

f. Subsequent events

i. Subsequent events evaluated to date statements issued

Subsequent events and transactions have been evaluated by management through January 21, 2022 , the date the financial statements were issued. Material subsequent events, if any, are disclosed in a separate note to these financial statements.

ii. No subsequent events identified

Management evaluated all activity of the company through January 21, 2022 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

2. Commitments and contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

3. Going concern

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, the Company is not operating currently and the Company does not currently have access to capital outside of funding from its owner. Those factors and conditions create a substantial doubt about the company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the company has evaluated these conditions and has proposed a plan to raise capital through a crowdfunding campaign. The ability of the company to continue as a going concern and meet its obligations as they become due is dependent on management's ability to successfully implement the plan. The financial statements do not include any adjustments that might be necessary if the company is unable to continue as a going concern

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.